News Release

Alexco Reports Silver Production for Third Quarter 2013

September 23, 2013 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports silver production of 452,392 ounces during the third quarter of 2013 from its Bellekeno mine, located in the Keno Hill Silver District in Canada’s Yukon Territory. Bellekeno mining and milling operations were completed in early September under the previously-announced winter suspension plan. Third quarter results accordingly reflect 64 operational days, and mill throughput over that period averaged 321 tonnes per day.

Alexco’s President and Chief Executive Officer Clynt Nauman said, “Despite an abbreviated quarter heading into an interim suspension of operations over the Yukon winter, the performance of our employees has been exemplary, resulting in increased throughput, increased grade and outstanding recoveries. This operations performance combined with our recent exploration success at Flame & Moth simply means we roll up our sleeves and focus even harder on generating the most efficient production plan in 2014, with market conditions and other circumstances also considered.”

Third Quarter 2013 Production Highlights

	Three Months Ended September 30		Nine Months Ended September 30
	2013[1]	2012	2013[1]	2012

Ore tonnes mined	19,551	24,237	65,206	64,905
Ore tonnes processed	20,520	24,573	66,297	68,033
Mill throughput (tonnes per day)	321	270	271	249
Grade of ore processed:
Silver (grams per tonne)	717	691	705	761
Lead	8.6%	8.9%	7.7%	9.6%
Zinc	4.1%	4.5%	3.8%	5.0%
Recoveries:
Silver	96%	94%	94%	93%
Lead in lead concentrate	95%	93%	92%	90%
Zinc in zinc concentrate	60%	51%	61%	54%
Concentrate production:
Lead concentrate:
Tonnes produced	2,674	3,152	7,796	9,482
Concentrate grade:
Silver (grams per tonne)	5,134	4,957	5,458	4,914
Lead	62%	64%	60%	63%
Zinc concentrate:
Tonnes produced	1,108	1,189	3,450	4,133
Concentrate grade:
Silver (grams per tonne)	308	326	360	429
Zinc	46%	47%	45%	45%
Production – contained metal:
Silver (ounces)	452,392	514,879	1,408,164	1,555,136
Lead in lead con (pounds)	3,665,305	4,471,580	10,324,978	13,063,304
Zinc in zinc con (pounds)	1,112,594	1,227,269	3,443,855	4,083,612

[1]	The three and nine months ended September 30, 2013 represent shortened operational periods encompassing 64 and 245 days respectively.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

The disclosure in this news release of scientific and technical information regarding Alexco’s mineral properties has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager for Alexco, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada’s only operating primary silver mine from 2011 to 2013. Alexco recently announced a suspension of operations at Bellekeno in order to decrease costs and reposition the District for long-term, sustainable operations. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun who have a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.